Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations
(416) 947-1212

(All amounts expressed in Canadian dollars)

AGNICO EAGLE ANNOUNCES

INVESTMENT IN PERSHIMCO RESOURCES INC.

Toronto (December 20, 2013) — Agnico Eagle Mines Limited (NYSE:AEM, TSX:AEM)  (“Agnico Eagle”) today announced that it has agreed to subscribe for 19,800,000 units (“Units”) of Pershimco Resources Inc. (“Pershimco”) in a private placement at a price of C$0.47 per Unit for total consideration of C$9,306,000.  Each Unit is comprised of one common share of Pershimco (“Common Share”) and one common share purchase warrant of Pershimco (“Warrant”).  Each Warrant entitles the holder to acquire at any time one Common Share at a price of C$0.54 for a period of two years from the closing date.  The closing of the private placement is subject to the satisfactory completion of due diligence, regulatory approval and other conditions and is scheduled to occur on or about January 10, 2014.

The number of Common Shares to be purchased by Agnico Eagle is premised on the exercise by The Sentient Group of participation rights to acquire, prior to or contemporaneously with the closing of the private placement, 4,027,005 Units.  On closing of the private placement, Agnico Eagle will hold 19,800,000 Common Shares and 19,800,000 Warrants, representing 9.9% of the issued and outstanding Common Shares on a non-diluted basis and 18.1% of the Common Shares on a partially diluted basis.  On closing, the parties will enter into an investor rights agreement under which Agnico Eagle will have the right to appoint one director and, if the board is increased to ten or more directors, to appoint one additional director. The agreement will also provide Agnico Eagle with a participation right to participate in future equity financings by Pershimco in order to maintain its proportionate ownership of  Pershimco at 9.9% on a non-diluted basis.  Agnico Eagle will not be entitled to exercise its participation right at any time when it owns more than 20% of the outstanding Common Shares (on a non-diluted basis).  Agnico Eagle will also agree not to exercise a Warrant if and to the extent that, after giving effect to the exercise, Agnico Eagle would own more than 20% of the outstanding Common Shares (on a non-diluted basis).  Agnico Eagle will also agree for a period of one year from the closing of the private placement not to acquire more than 19.99% of the Common Shares (on a fully diluted basis) or to act jointly or in concert with others in relation to the securities of Pershimco.

Agnico Eagle is acquiring the Units for investment purposes.  Depending on market conditions, Agnico Eagle may, from time to time, acquire additional Common Shares or other securities of Pershimco or dispose of some or all of the Common Shares or Warrants.

An early warning report will be filed by Agnico Eagle in accordance with applicable securities laws.  To obtain a copy of the early warning report, please contact:

Investor Relations

Agnico Eagle Mines Limited

145 King Street East, Suite 400

Toronto, Ontario, M5C 2Y7

Telephone:  416-947-1212

Fax:  416-367-4681

About Agnico Eagle

Agnico Eagle is a long established, Canadian headquartered, gold producer with operations located in Canada, Finland and Mexico, and exploration and development activities in Canada, Finland, Mexico and the United States.  Agnico Eagle has full exposure to higher gold prices consistent with its policy of no forward gold sales.  It has declared a cash dividend for 31 consecutive years.  www.agnicoeagle.com

Forward-Looking Statements

The information in this news release has been prepared as at December 19, 2013.  Certain statements in this news release, referred to herein as “forward-looking statements”, constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under the provisions of Canadian provincial securities laws.  These statements can be identified by the use of words such as “expected”, “may”, “will” or similar terms.

Forward-looking statements in this news release include, but are not limited to: statements relating to the expected closing date of the private placement; and Agnico Eagle’s ownership of Common Shares and Warrants following the closing date.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies.  Many factors, known and unknown, could cause actual results to be materially different from those expressed or implied by such forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made.  Except as otherwise required by law, Agnico Eagle expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in Agnico Eagle’s expectations or any change in events, conditions or circumstances on which any such statement is based.